Exhibit 99.1

Announcement Monday, 17 February 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE RELEASES RESERVES STATEMENT AND SANGOMAR UPDATE

•	Proved reserves increased by 54.9 MMboe and proved plus probable reserves increased by 46.2 MMboe, excluding divestments and production.

•	Reserves additions reflect strong initial well performance at Sangomar.

•	Proved reserves life of 9.6 years and proved plus probable reserves life of 15 years at 2024 production levels.

Woodside today announced that at year end 2024 it had remaining proved (1P) reserves of 1,975.7 MMboe, remaining proved plus probable (2P) reserves of 3,092.2 MMboe, and remaining 2C contingent resources of 5,869.7 MMboe.1

Excluding divestments and production, Woodside’s proved reserves increased by 54.9 MMboe and proved plus probable reserves increased by 46.2 MMboe, reflecting strong underlying performance of the assets.2

Woodside CEO Meg O’Neill said the reserves update reflected the strength of the portfolio.

“The reserves update underscores Woodside’s high-quality assets and disciplined execution. The outstanding early performance at Sangomar again demonstrates Woodside’s proven record of delivering large-scale projects that provide sustainable returns over the long term.

“Sangomar is forecast to continue producing on plateau into the second quarter of 2025 and with continued strong asset performance across the portfolio we are well positioned for another year of delivering value for shareholders.

“As Woodside embarks on the next phase of growth, continuing to execute Scarborough and Trion and preparing for a final investment decision on Louisiana LNG, we will maintain our disciplined approach and commitment to safety, reliability and performance.”

Reserves and Resource update

At 31 December 2024, Woodside’s remaining proved reserves were 1,975.7 MMboe, compared with 2,450.1 MMboe at 31 December 2023. Proved plus probable reserves remaining were 3,092.2 MMboe, compared with 3,757.1 MMboe at 31 December 2023. 2C contingent resources remaining were 5,869.7 MMboe, compared with 5,902.0 MMboe at 31 December 2023.1

The divestment of 25.1% of Woodside’s equity interest in the Scarborough field led to reductions in proved reserves of -323.0 MMboe, and proved plus probable reserves of -504.7 MMboe.3

[1]

Proved reserves for 2024 include 178.2 MMboe of fuel; proved plus probable reserves for 2024 include 273.4 MMboe of fuel; 2C contingent resources for 2024 include 360.3 MMboe of fuel (Woodside share). Proved reserves for 2023 include 228.1 MMboe fuel; proved plus probable reserves for 2023 include 338.9 MMboe fuel; 2C contingent resources for 2023 include 362.3 MMboe fuel (Woodside share).

[2]	Includes proved and proved plus probable fuel reserve change of -0.7 and 3.5 MMboe, respectively.
[3]	Includes proved and proved plus probable fuel reserve change of -35.6 and -55.3 MMboe, respectively.

Excluding the impact of divestments and production, reserves additions were driven by strong performance at Sangomar, successful FIDs of projects in Australia and the US, and performance-based revisions across the portfolio, notably North West Shelf and Bass Strait.

A copy of Woodside’s Reserves and Resources Statement is included in this announcement.

Sangomar Project update

In 2024, Woodside successfully achieved first oil at the Sangomar project, located offshore Senegal. This milestone highlights Woodside’s expertise in project execution and operations excellence.

The project ramped up in less than nine weeks, and achieved over 94% production reliability in Q4 2024. Both water and gas injection systems have been fully commissioned. Sangomar produced 13.3 MMboe of crude in 2024, with 12.9 MMboe of sales generating approximately $950 million in revenue.

Safety performance during project execution was outstanding, highlighted by 30 million hours worked on the project without a serious injury.

The final Sangomar Field Development Phase 1 cost was approximately $5.0 billion, at the lower end of the previously estimated range of $4.9 - $5.2 billion.

Early performance from the S500 reservoirs has demonstrated excellent productivity. This has resulted in proved and proved plus probable reserves additions of 16.2 MMboe and 15.4 MMboe respectively.4

The project also includes four injector-producer well pairs in the S400 reservoirs, which have exceeded pre-start expectations, reducing downside connectivity risk. Water injection commenced in the fourth quarter of 2024, and the migration of reserves associated with water injection is anticipated in 2025, pending additional well performance.

The depreciation, depletion and amortisation (DDA) rate for Sangomar in 2024 was approximately $56/boe. Woodside expects the DDA rate for 2025 to reduce by 5-10% including the anticipated reserve additions.

Woodside continues to have strong relationships with our joint venture partner Petrosen and the Senegalese Government. The Sangomar project made a substantial impact locally with over 4,400 Senegalese jobs generated throughout the construction phase.

The project is forecast to continue producing on plateau into the second quarter of 2025, approximately a year after first oil. Future development decisions will be informed by 12-24 months of production data.

[4]	Includes proved and proved plus probable fuel reserve change of -1.7 and 0.6 MMboe, respectively.

2024 Line-item guidance

Woodside’s 2024 full-year results are scheduled for release on Tuesday, 25 February 2025. This announcement contains line-item guidance for its 2024 full-year results.

Comments

Production costs	$ million	1,550 - 1,700

Royalties, excise and levies	$ million	350 - 400

Property, plant and equipment depreciation and amortisation[5]	$ million	4,400 - 4,600	Excludes depreciation of lease assets and amortisation of intangible assets.

Other expenses	$ million	1,700 - 1,900	Includes depreciation of lease assets and amortisation of intangible assets; reflects mark to market adjustments to contracts and impact of derivatives.

Net finance costs	$ million	125 - 175

Other income

Full-year 2024 other income is expected to be $550 to $650 million. This includes gain on asset sale associated with Scarborough sell down.

Tax expense

Woodside recognised a $502 million Petroleum Rent Resources Tax (PRRT) tax benefit from the increase of the Pluto PRRT deferred tax asset (DTA) due to deductible expenditure now considered to be recoverable. Consequently, the recognition of the Pluto PRRT DTA increased our income tax expense by $151 million.

Subsequent to achieving first oil on the Sangomar project in June 2024, Woodside recognised an income tax benefit from the net DTA of $342 million.

These items are expected to be included in Woodside’s FY24 statutory financial results, but excluded from the FY24 underlying financial results.

		Statutory	Underlying	Comments

PRRT expense / (benefit)	$ million	(200) - 0	300 - 500	Underlying excludes the $502 million impact of the Pluto DTA.

Income taxes expense	$ million	700 - 900	900 - 1,100	Underlying excludes the $151 million impact of the Pluto PRRT DTA and the $342 million impact of the net Sangomar DTA.

Net debt

Woodside acquired approximately $320 million of net debt through lease liabilities and interest-bearing liabilities, partially offset by cash and cash equivalents through acquisitions in 2024. This was reflected in the economics for the implied enterprise value of the transactions and the accounting treatment was determined after completion.

The cash impact of payments for restoration in 2024 are expected to be in the range of $750 million to $850 million.

[5]	Property, plant and equipment depreciation and amortisation was previously reported as oil and gas properties depreciation, depletion and amortisation.

2025 Line-item guidance

Woodside is supplementing the line-item guidance issued in the fourth quarter 2024 report issued on 22 January 2025. Previously provided guidance remains unchanged.

Comments

Production	MMboe	186-196	Approximately 40% LNG, 20% pipeline gas, 35% crude and condensate and 5% natural gas liquids; excludes volumes from Beaumont New Ammonia.

LNG gas hub exposure[6]	%	28-35

Expense guidance

			Comments

Unit production cost*	$/boe	8.5 - 9.2	Based on an AUD/USD exchange rate of 0.65.

Property, plant and equipment depreciation and amortisation*	$ million	4,500 - 5,000	Excludes depreciation of lease assets and amortisation of intangible assets.

Exploration expense*	$ million	200

Cash flow guidance

Comments

Payments for restoration*	$ million	700 - 1,000	Decommissioning activities.

Capital expenditure	$ million	4,500 - 5,000

Excludes the impact of any subsequent asset sell-downs, future acquisitions or other equity changes; also excludes Louisiana LNG expenditure.

Approximate capital expenditure by activity: 35% Scarborough, 20% Trion, 20% Australia Other, 10% International Other, 10% Beaumont New Ammonia.[7]

* New guidance issued in this release.

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[6]	Gas hub indices include JKM, TTF and NBP. It excludes HH.
[7]

Total Louisiana LNG expenditure from December 2024 to end of the first quarter 2025 is forecast to be up to $1.3 billion, which is included in the overall estimated cost for the foundation development. Scarborough at 74.9% participating interest, Pluto Train 2 at 51% participating interest. Trion at 60% participating interest. Australia Other reflects working interest equity prior to the completion of the asset swap with Chevron for NWS Project, NWS Oil Project, Wheatstone, Julimar-Brunello and Angel CCS assets. Capital expenditure includes remaining Beaumont New Ammonia acquisition expenditure.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding future production, commodity price exposure, production rates, DDA rates, reserve additions, future expenses and accounting treatments, cashflow, capital expenditure, transactions (including statements concerning the timing and completion of the transaction, the expected benefits of transactions and other future arrangements between Woodside and others), the timing of completion of Woodside’s projects and expectations and guidance regarding production, capital and exploration expenditure, gas hub exposure and future results of projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Notes relating to reserves and resources

Woodside is an Australian company with securities listed on the Australian Securities Exchange, and the New York Stock Exchange. Woodside reports its proved reserves in accordance with the regulations of the United States Securities and Exchange Commission (SEC), which are also compliant with SPE-PRMS guidelines, and prepares and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.

Further notes relating to the disclosure of reserves and resources information in this document are included under the heading “Notes to the Reserves and Resources Statement” in the accompanying Reserves and Resources Statement.

Disclosure of reserve information and cautionary note to US investors

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this announcement, and the accompanying Reserves and Resources Statement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves,’ ‘best estimate (2C) contingent resources,’ ‘reserves and contingent resources,’ ‘proved plus probable,’ ‘developed and undeveloped,’ ‘probable developed,’ ‘probable undeveloped,’ ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities.

The Reserves Statement presenting Woodside’s proved oil and gas reserves in accordance with the regulations of the SEC will be filed with the SEC as part of Woodside’s annual report on Form 20-F. U.S. investors are urged to consider closely the disclosures in Woodside’s filings with the SEC, which are available at www.sec.gov.

Other important information

All references to dollars, cents or $ in this announcement are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

All financial information for the year ended 31 December 2024 included in this announcement has been prepared by management solely based on currently available information. Such information is based on estimates, is subject to completion of our financial closing procedures and audit processes, and is not a comprehensive statement of our financial results for the year ended 31 December 2024.

Reserves and Resources Statement

Woodside produced a total of 206.3 MMboe in 2024, including 192.7 MMboe produced for sale and 13.6 MMboe of production consumed primarily as fuel in operations.1 At 31 December 2024, Woodside’s remaining proved (1P) reserves were 1,975.7 MMboe, remaining proved plus probable (2P) reserves were 3,092.2 MMboe, while the remaining 2C contingent resources were 5,869.7 MMboe (Table 1).

As a result of completion of the sale of 10.0% and 15.1% non-operating participating interest in the Scarborough Joint Venture in Australia2, Woodside’s proved undeveloped reserves decreased by 323.0 MMboe, proved plus probable undeveloped reserves decreased by 504.7 MMboe and 2C contingent resources decreased by 5.6 MMboe (shown as acquisitions and divestments in Table 2, 3, and 7).

In 2024, excluding divestments and production, Woodside’s proved reserves increased by 54.9 MMboe, proved plus probable reserves increased by 46.2 MMboe and 2C contingent resources decreased by 26.7 MMboe (shown as revision of previous estimates, transfer to/from reserves, and extensions and discoveries in Table 2, 3). Key drivers for these changes include:

•	post start-up field performance at Sangomar in Senegal contributed to proved and proved plus probable reserves increases of 16.2 MMboe and 15.4 MMboe, respectively

•

performance based revisions, technical updates, and the final investment decision on development opportunities in North West Shelf in Australia contributed to proved and proved plus probable reserves increases of 13.4 MMboe and 25.2 MMboe, respectively[3]

•

performance and technical updates at Bass Strait in Australia contributed to proved and proved plus probable reserves increases of 12.9 MMboe and 1.2 MMboe, respectively. Additionally, field performance and technical updates at multiple Exmouth fields in Australia contributed to both proved and proved plus probable reserves increases of 7.6 MMboe

•	final investment decision on Xena-3 in Greater Pluto in Australia resulted in extensions of proved and proved plus probable reserves of 7.1 MMboe and 14.6 MMboe, respectively

•	initial field performance and technical updates at Mad Dog Phase 2 contributed to proved and proved plus probable reserves decreases of 8.1 MMboe and 14.0 MMboe, respectively

•

final investment decision on development opportunities in the US and Australia, along with minor development plan changes in the US, resulted in the transfer of 25.0 MMboe from 2C contingent resources to proved plus probable reserves.

The transfers of undeveloped to developed reserves associated with successful start-up of Sangomar, start-up of development wells in the US and start-up of two compression projects in Australia are discussed in the Undeveloped reserves section of this Reserves and Resources Statement.

Unless stated otherwise, the following apply to this Reserves and Resources Statement4: The effective date for reserves and resources estimates is 31 December 2024. Proved reserves are calculated using SEC-compliant economic assumptions and pricing. Production is reported for the period from 1 January 2024 to 31 December 2024. Reserves, resources and production stated are Woodside’s net share and inclusive of fuel consumed in operations. On 19 December 2024 Woodside issued an announcement entitled “Woodside Simplifies Portfolio and Unlocks Long-Term Value”, describing an asset swap with Chevron. This Reserves and Resources Statement has not been adjusted to account for the impact of the asset swap with Chevron, as the transaction has not yet completed and remains subject to conditions precedent3. The transaction would, if completed, result in changes to Woodside’s interests in the North West Shelf Project Area and Julimar-Brunello disclosed in this statement, effective as of 1 January 2024. All numbers are internal estimates produced by Woodside. Estimates of reserves and contingent resources should be regarded only as estimates that may change over time as additional information and production history becomes available.

Table 1: Woodside’s reserves5,6,7,8 and contingent resources9 overview

(net Woodside share, as at 31 December 2024)

	Natural gas[10] Bcf[13]	NGLs[11] MMbbl[14]	Oil & condensate MMbbl	Total[12] MMboe[15]	Fuel included in total MMboe
Proved[16] developed[17] and undeveloped[18]	8,049.9	18.9	544.6	1,975.7	178.2
Proved developed	1,995.0	17.4	339.4	706.8	59.3
Proved undeveloped	6,054.9	1.5	205.2	1,268.9	119.0
Proved plus probable[19] developed and undeveloped	12,589.4	33.9	849.7	3,092.2	273.4
Proved plus probable developed	3,264.0	31.6	523.3	1,127.5	94.0
Proved plus probable undeveloped	9,325.5	2.3	326.3	1,964.7	179.4
Contingent resources[20]	27,688.8	80.6	931.4	5,869.7	360.3

Small differences are due to rounding

Methodology

Reserves and contingent resources estimates have not been adjusted for risk. Proved reserves are estimated and reported on a net interest basis, excluding royalties owned by others, in accordance with the United States Securities and Exchange Commission (SEC) regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. As defined by the SEC, proved reserves are those quantities of crude oil, natural gas, and natural gas liquids that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves reflect only the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time.

Proved reserves are estimated by reference to available well and reservoir information, including but not limited to well logs, well test data, core data, production and pressure data, geologic data, seismic data and, in some cases, similar data from analogous, producing reservoirs. A wide range of engineering and geoscience methods, including performance analysis, numerical simulation, well analogues and geologic studies, have been used to develop high confidence in estimated quantities.

Proved plus probable reserves and 2C contingent resources are estimated in accordance with the 2018 Society of Petroleum Engineers Petroleum Resources Management System (SPE-PRMS) guidelines. SPE-PRMS guidelines allow (amongst other things) escalations to prices and costs and, as such, volume estimates in accordance with those guidelines would be on a different basis than volumes estimated as prescribed by the SEC. Proved plus probable reserves and 2C contingent resources estimates are inherently more uncertain than proved reserves estimates.

Governance and assurance

Woodside has several processes designed to provide assurance for reserves and contingent resources reporting, including its Reserves and Resources Policy and Standards, reserves and resources estimation guidance, annual staff training and minimum experience levels. The Woodside Reserves and Resources Policy requires external assessments of all projects or fields with material reserves at least once every four years. In addition, Woodside has a dedicated and independent Corporate Reserves Team (CRT) that provides oversight and assurance of the reserves and resources assessments and reporting processes. Reserves and resources are estimated by staff in teams directly responsible for development and production activities. These individuals are trained in the fundamentals of reserves reporting and are approved by the CRT on an annual basis. Reserves estimates are reviewed annually by the CRT to ensure technical quality, adherence to Woodside’s Reserves and Resources Policy and Standards and compliance with SEC and SPE-PRMS reporting requirements (as applicable). All reserves and resources are reviewed and approved by Woodside’s Qualified Petroleum Reserves and Resources Evaluator and approved by senior management and Woodside’s Board prior to public reporting.

Qualified Petroleum Reserves and Resources Evaluator statement

The estimates of petroleum reserves and contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of Mr Benjamin Ziker, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The Reserves and Resources Statement as a whole has been approved by Mr Ziker. Mr Ziker’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University (Houston, Texas, USA), and 26 years of relevant experience.

Table 2: Proved and proved plus probable developed and undeveloped reserves reconciliation (net Woodside share, as at 31 December 2024)

	Natural gas Bcf		NGLs MMbbl		Oil & condensate MMbbl		Total MMboe
	Proved	Proved plus probable	Proved	Proved plus probable	Proved	Proved plus probable	Proved	Proved plus probable
Reserves as at 31 December 2023	10,496.9	16,024.1	21.0	37.1	587.5	908.7	2,450.1	3,757.1

Acquisitions and divestments[21]	-1,841.3	-2,876.8	0.0	0.0	0.0	0.0	-323.0	-504.7
Revision of previous estimates[22]	123.4	104.3	4.1	2.6	16.9	-3.9	42.7	17.0
Transfer to/from reserves[23]	11.0	37.6	0.4	0.8	2.9	7.2	5.2	14.6
Extensions and discoveries[24]	37.7	78.0	0.0	0.0	0.5	0.9	7.1	14.6
Production[1]	-777.8	-777.8	-6.7	-6.7	-63.2	-63.2	-206.3	-206.3

Reserves as at 31 December 2024[25]	8,049.9	12,589.4	18.9	33.9	544.6	849.7	1,975.7	3,092.2

Fuel included in reserves as at 31 December 2024	1,011.2	1,552.4	0.8	1.0	0.0	0.0	178.2	273.4

Small differences are due to rounding

Table 3: 2C contingent resources reconciliation (net Woodside share, as at 31 December 2024)

	Natural gas Bcf	NGLs MMbbl	Oil & condensate MMbbl	Total MMboe
Contingent resources as at 31 December 2023	27,786.8	80.6	946.5	5,902.0

Acquisitions and divestments	-32.1	0.0	0.0	-5.6
Revision of previous estimates	27.4	0.8	-7.3	-1.7
Transfer to/from reserves	-93.2	-0.8	-7.8	-25.0
Extensions and discoveries	0.0	0.0	0.0	0.0

Contingent resources as at 31 December 2024[20]	27,688.8	80.6	931.4	5,869.7

Small differences are due to rounding

Table 4: Proved developed and undeveloped reserves (net Woodside share, as at 31 December 2024)

Country	Assets	Natural gas Bcf			NGLs MMbbl			Oil & condensate MMbbl			Total MMboe
		Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total
Australia	Greater Pluto[26]	347.2	303.2	650.4	0.1	0.0	0.1	4.0	3.7	7.7	65.0	57.0	122.0
	Bass Strait	289.0	19.2	308.2	9.3	0.3	9.6	6.5	0.3	6.7	66.5	3.9	70.4
	North West Shelf[27]	659.4	8.3	667.7	3.1	0.1	3.2	23.7	0.2	24.0	142.5	1.8	144.3
	Exmouth[28]	452.9	43.0	495.9	0.0	0.0	0.0	24.2	0.8	25.0	103.7	8.3	112.0
	Scarborough[29]	0.0	5,494.7	5,494.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	964.0	964.0

USA	Shenzi, Mad Dog, and Atlantis fields	79.6	9.9	89.5	5.0	1.1	6.0	191.6	36.4	227.9	210.5	39.2	249.7

Other	International[30]	166.9	176.5	343.5	0.0	0.0	0.0	89.4	163.8	253.2	118.7	194.8	313.5

Total	Reserves	1,995.0	6,054.9	8,049.9	17.4	1.5	18.9	339.4	205.2	544.6	706.8	1,268.9	1,975.7

Fuel included in reserves as at 31 December 2024		333.2	677.9	1,011.2	0.8	0.0	0.8	0.0	0.0	0.0	59.3	119.0	178.2

Small differences are due to rounding

Table 5: Proved plus probable developed and undeveloped reserves

(net Woodside share, as at 31 December 2024)

Country	Assets	Natural gas Bcf			NGLs MMbbl			Oil & condensate MMbbl			Total MMboe
		Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total
Australia	Greater Pluto	928.0	348.6	1,276.6	0.1	0.1	0.1	10.7	4.3	14.9	173.5	65.5	239.0
	Bass Strait	436.5	2.7	439.3	18.2	0.2	18.4	9.4	0.2	9.6	104.2	0.8	105.0
	North West Shelf	964.6	32.1	996.7	4.9	0.2	5.1	32.0	0.8	32.8	206.1	6.7	212.8
	Exmouth	579.3	222.4	801.6	0.0	0.0	0.0	29.7	4.1	33.8	131.3	43.1	174.5
	Scarborough	0.0	8,584.6	8,584.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,506.1	1,506.1

USA	Shenzi, Mad Dog, and Atlantis fields	125.3	15.9	141.1	8.4	1.9	10.3	287.9	50.6	338.5	318.3	55.3	373.6

Other	International	230.3	119.1	349.4	0.0	0.0	0.0	153.6	266.3	419.9	194.0	287.2	481.2

Total	Reserves	3,264.0	9,325.5	12,589.4	31.6	2.3	33.9	523.3	326.3	849.7	1,127.5	1,964.7	3,092.2

Fuel included in reserves as at 31 December 2024		530.1	1,022.3	1,552.4	1.0	0.0	1.0	0.0	0.0	0.0	94.0	179.4	273.4

Small differences are due to rounding

Table 6: 2C contingent resources summary by region (net Woodside share, as at 31 December 2024)

Country	Assets	Natural gas Bcf	NGLs MMbbl	Oil & condensate MMbbl	Total MMboe
Australia	Greater Pluto	1,006.2	0.0	19.5	196.0
	Bass Strait	581.7	32.1	51.5	185.7
	North West Shelf	570.1	5.3	38.6	144.0
	Exmouth	669.4	0.0	37.7	155.1
	Scarborough	1,600.1	0.0	0.0	280.7
	Browse[31]	4,403.3	8.3	117.5	898.3

Greater Sunrise Special Regime Area	Sunrise[32]	1,778.0	0.0	75.6	387.5

USA	Shenzi, Mad Dog, and Atlantis fields	235.6	34.8	284.1	360.3

Canada	Liard[20]	14,225.7	0.0	0.0	2,495.7

Other	International	2,618.8	0.0	306.9	766.3

Total	Resources	27,688.8	80.6	931.4	5,869.7

Small differences are due to rounding

Undeveloped reserves

At 31 December 2024, Woodside’s remaining proved undeveloped reserves were 1,268.9 MMboe, representing a decrease of 443.6 MMboe from the 1,712.5 MMboe as at 31 December 2023 (Table 7). Additionally, remaining proved plus probable undeveloped reserves were 1,964.7 MMboe, a decrease of 717.6 MMboe from 2,682.3 MMboe as at 31 December 2023.

As a result of completion of the sale of 10.0% and 15.1% non-operating participating interest in the Scarborough Joint Venture2, Woodside’s proved and proved plus probable undeveloped reserves decreased by 323.0 MMboe and 504.7 MMboe, respectively.

In 2024, 132.6 MMboe of proved undeveloped reserves were transferred to proved developed reserves with the start-up of development wells in Sangomar (94.5 MMboe), Mad Dog and Atlantis (24.0 MMboe), and compression projects at Bass Strait (9.3 MMboe) and Macedon (4.9 MMboe). Similarly, 224.0 MMboe of proved plus probable undeveloped reserves were transferred to proved plus probable developed reserves with start-up of development wells in Sangomar (164.6 MMboe), Mad Dog and Atlantis (35.8 MMboe), and compression projects at Bass Strait (11.7 MMboe) and Macedon (11.9 MMboe).

Revisions of previous estimates resulted in proved and proved plus probable undeveloped reserves decreases of 0.2 MMboe and 18.1 MMboe, respectively. Technical updates at Greater Pluto resulted in proved and proved plus probable undeveloped reserves increases of 20.7 MMboe and 5.0 MMboe, respectively. Proved undeveloped reserves increases at Greater Pluto were primarily due to production acceleration and onshore facility limits. Initial field performance and technical updates at Mad Dog and strong base performance at Julimar-Brunello in Australia contributed to proved undeveloped reserves decreases of 12.4 MMboe and 7.4 MMboe, respectively. The remaining proved plus probable undeveloped reserves revisions were primarily driven by initial field performance and technical updates at Mad Dog.

Transfers associated with the final investment decisions on development opportunities in the US and Australia, and minor development plan changes in the US, resulted in proved and proved plus probable undeveloped reserves increases of 5.2 MMboe and 14.6 MMboe, respectively. In addition, the final investment decision on Xena-3 in Greater Pluto resulted in extensions of proved and proved plus probable undeveloped reserves of 7.1 MMboe and 14.6 MMboe, respectively.

Only undeveloped reserves in Julimar-Brunello have remained undeveloped for longer than five years from the dates they were initially reported and are expected to be developed in a phased manner to meet long-term contractual commitments. The project is included in the Woodside’s business plan, demonstrating the intent to proceed with the development.

As of 31 December 2024, approximately 88 percent of the Woodside’s proved undeveloped reserves are scheduled to be developed within five years of initial disclosure. The remaining proved undeveloped reserves (approximately 12 percent) are associated with large and complex capital investment projects, which are scheduled to be developed beyond five years from initial disclosure primarily due to facility ullage constraints and scheduled offshore drilling campaigns. Woodside is committed to these projects and continues to actively progress the development of these volumes.

Table 7: Proved undeveloped reserves reconciliation (net Woodside share, as at 31 December 2024)

Total MMboe
Reserves as at 31 December 2023	1,712.5

Acquisitions and Divestments	-323.0
Transfers to proved developed reserves	-132.6
Revision of previous estimates	-0.2
Performance, technical studies, and other	-0.2
Price	0.0
Transfer to/from Reserves	5.2
Extensions and discoveries	7.1

Reserves as at 31 December 2024	1,268.9

Small differences are due to rounding

During 2024, Woodside incurred approximately US$4.0 billion progressing the transfer of proved undeveloped reserves for projects where development status was achieved in 2024 or is expected to be achieved when development is completed in the future.

Additional information for US investors

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this Reserves and Resources Statement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves,’ ‘best estimate (2C) contingent resources,’ ‘reserves and contingent resources,’ ‘proved plus probable,’ ‘developed and undeveloped,’ ‘probable developed,’ ‘probable undeveloped,’ ‘contingent resources’ or other descriptions of volumes of reserves, which include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. U.S. investors are urged to consider closely the disclosures in Woodside’s filings with the SEC, which are available at www.sec.gov.

Notes to the Reserves and Resources Statement

1.

‘Production’ is the volume of natural gas, natural gas liquids (NGLs), condensate and oil produced during the period from 1 January 2024 to 31 December 2024 and converted to ‘MMboe’ for the specific purpose of reserves reconciliation. The production volume figures in this Reserves and Resources Statement differ from the production volume figures reported elsewhere in Woodside’s reports, because the production volume figures reported in this Reserves and Resources Statement include all fuel consumed in operations but exclude 1.2 MMboe in excess of reserves working interest percentage from Pluto non-operating participants processed via the Pluto-KGP Interconnector. Other small differences are due to rounding.

2.	Refer to announcements on 26 March 2024 and 31 October 2024 entitled “Woodside Completes Sale of 10% Scarborough Interest” and “Woodside Completes Sale to JERA of 15.1% in Scarborough”, respectively.

3.

In this Reserves and Resources Statement, Woodside’s interests, including those in the North West Shelf Project Area and Julimar-Brunello, represent interests at the end of this reporting period. On 19 December 2024 Woodside issued an announcement entitled “Woodside Simplifies Portfolio and Unlocks Long-Term Value”, describing an asset swap with Chevron. The transaction would, if completed, result in changes to Woodside’s interests in the North West Shelf Project Area and Julimar-Brunello, effective as of 1 January 2024. Completion of the transaction is subject to customary conditions precedent, including Australian Competition and Consumer Commission and Foreign Investment Review Board clearances and other applicable State and Federal and regulatory approvals, relevant third-party consents and pre-emption rights of the continuing joint venture participants. The transaction is also subject to the completion of Julimar Phase 3 Project execution and handover which is expected in 2026, and the completion of certain ongoing abandonment activities.

4.

Woodside is an Australian company listed on the Australian Securities Exchange and the New York Stock Exchange. Woodside reports its proved reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and prepares and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resources estimates using definitions consistent with SPE-PRMS.

5.

For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.

6.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Proved reserves are estimated and reported in accordance with SEC regulations which are also compliant with SPE-PRMS guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

7.

Assessment of the economic value in support of an SPE-PRMS reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

8.

Woodside uses both deterministic and probabilistic methods for the estimation of reserves and contingent resources at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated proved reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.

9.

‘Contingent resources’ are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies. Contingent resources are estimated and reported in accordance with SPE-PRMS guidelines and may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Woodside reports contingent resources inclusive of all fuel consumed in operations. Contingent resources are different from, and should not be construed as, reserves. Contingent resources estimates may not always mature to reserves and do not necessarily represent future reserves bookings. Contingent resources volumes are reported at the ‘Best Estimate’ (P50) confidence level. 2C contingent resources are not compliant with SEC regulations. The SEC prohibits disclosure of oil and gas resources, including contingent resources, in SEC filings. However, Australian securities regulatory authorities allow disclosure of oil and gas resources, including contingent resources.

10.	‘Natural gas’ is defined as the gas product associated with liquefied natural gas (LNG) and pipeline gas. Liquid volumes of crude oil, condensate and NGLs are reported separately.

11.	‘Natural gas liquids’ or ‘NGLs’ is defined as the product associated with liquified petroleum gas (LPG) and consists of propane, butane, and ethane - individually or as a mixture.

12.	‘Total’ includes fuel consumed in operations.

13.	‘Bcf’ means billions (109) of cubic feet of gas at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

14.	‘MMbbl’ means millions (106) of barrels of NGLs, oil and condensate at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

15.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural Gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of NGLs, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

16.

‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

17.

‘Developed reserves’ are those reserves that are producible through currently existing completions and installed facilities for treatment, compression, transportation and delivery, using existing operating methods and standards.

18.	‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.

19.

‘Probable reserves’ are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus probable reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

20.	‘Liard’ comprises unconventional contingent resources in the Liard Basin. As at 31 December 2024, Liard represents approximately 43% of Woodside’s 2C contingent resources.

21.

‘Acquisitions and divestments’ are revisions that represent changes (either upward or downward) in previous estimates of reserves or contingent resources, which result from either purchase or sale of interests and/or execution of contracts conveying entitlement.

22.

‘Revision of previous estimates’ are changes (either upward or downward) in previous estimates of reserves or contingent resources, resulting from new information normally obtained from development drilling and production history, or resulting from a change in economic factors.

23.

‘Transfer to/from reserves’ are revisions that represent changes (either upward or downward) in previous estimates of reserves or contingent resources, which are a result of re-classification of petroleum resources estimates (i.e. from reserves to contingent resources or vice versa) associated with one or more project(s).

24.

‘Extensions and discoveries’ represent additions to reserves or contingent resources that result from increased areal extensions of previously discovered fields demonstrated to exist subsequent to the original discovery and/or discovery of reserves or contingent resources in new fields or new reservoirs in old fields.

25.

Proved reserves at 31 December 2024 are estimated and reported in accordance with SEC regulations. Proved plus probable reserves and contingent resources at 31 December 2024 are estimated and reported in accordance with SPE-PRMS guidelines.

26.	‘Greater Pluto’ consists of the Pluto, Xena, Pyxis, Larsen, Martell, Martin, Noblige, and Remy fields.

27.	‘North West Shelf’ consists of all oil and gas fields within the North West Shelf Project Area.

28.	‘Exmouth’ consists of the Pyrenees, Macedon, Julimar-Brunello, and Ngujima-Yin fields.

29.

‘Scarborough’ consists of Scarborough, Thebe, and Jupiter fields. Scarborough proved undeveloped reserves as at 31 December 2024 are 5,494.7 Bcf (964.0 MMboe). Development activities are underway. In this Reserves and Resources Statement, Scarborough estimates are based on a 74.9% interest in the Scarborough Joint Venture, and 100% interest in Thebe and Jupiter.

30.

‘International’ consists of the Angostura, Ruby, Trinidad and Tobago Deep Water, Trion, and Sangomar fields. Of which, all but Trion are under Production Sharing Contracts. ‘International’ fields represent approximately 16% of Woodside’s proved and proved plus probable reserves, and 13% of Woodside’s 2C contingent resources. Woodside net economic interest volumes are reported.

31.	‘Browse’ consists of the Brecknock, Calliance, and Torosa fields.

32.	‘Sunrise’ consists of the Sunrise and Troubadour fields.